AGREEMENT

between

NET1 APPLIED TECHNOLOGIES SOUTH AFRICA LIMITED

and

PRISM HOLDINGS LIMITED

ANNEXES

ANNEXE A	FIRM INTENTION ANNOUNCEMENT

ANNEXE B	MANAGEMENT RECIPIENTS OF THE REINVESTMENT PLAN

ANNEXE C	PRISM RECIPIENTS OF UEPS OPTIONS

WHEREBY THE PARTIES AGREE AS FOLLOWS –

1	INTERPRETATION

1.1	In this Agreement and in the annexes to this Agreement -

1.1.1	clause headings are for convenience only and are not to be used in its interpretation;

1.1.2	an expression which denotes -

1.1.2.1	any gender includes the other genders;

1.1.2.2	a natural person includes a juristic person and vice versa;

1.1.2.3	the singular includes the plural and vice versa;

1.2	In this Agreement, unless the context indicates a contrary intention, the following words and expressions bear the meanings assigned to them and cognate expressions bear corresponding meanings -

1.2.1	“Business Day” means any day other than a Saturday, Sunday or statutory holiday in South Africa;

1.2.2	“Code” means the Securities Regulation Code on Takeovers and Mergers and the Rules of the SRP promulgated in accordance with the Companies Act;

1.2.3	“Companies Act” means the Companies Act 1973;

1.2.4	“Consideration” means the amount of R1.16 (one rand and sixteen cents) to be paid by Net1 as consideration for the Prism Shares to be acquired by Net1 in terms of the Transaction;

1.2.5	“Fair Market Value” shall be the average of the high and low sale price as quoted on the Nasdaq National Market on the Signature Date;

1.2.6	“Firm Intention Announcement” means the announcement dated 9 February 2006, a copy of which is attached as annexe “A”;

1.2.7	“JSE” means JSE Limited;

1.2.8	“Net1” means Net1 Applied Technologies South Africa Limited;

1.2.9	“Parties” means all the parties to this Agreement and “Party” means any one of them as the context may require;

1.2.10	“Prism” means Prism Holdings Limited;

1.2.11	“Prism Shares” means shares in the issued share capital of Prism;

1.2.12	“Prism Share Scheme” means the Prism Holdings Limited Employee Share Incentive Scheme;

1.2.13	“Scheme” means the scheme of arrangement to be proposed by Net1 in terms of this Agreement for the acquisition of the entire issued share capital of Prism;

1.2.14	“Scheme Meeting” means the meeting to be convened by Prism in terms of section 311 of the Companies Act to consider, and if deemed fit, to approve the Scheme;

1.2.15	“Scheme Operative Date” means the date on which the Scheme takes effect and becomes operative in accordance with its terms;

1.2.16	“Signature Date” means the date of signature of this Agreement by the Party signing last;

1.2.17	“SRP” means the Securities Regulation Panel;

1.2.18	“Transaction” means the transaction under which Net1 is to acquire Prism Shares in accordance with this Agreement and pursuant to the Scheme;

1.2.19	“UEPS” means Net1 UEPS Technologies Inc., a US domiciled Nasdaq listed company.

1.3

Any substantive provision conferring rights or imposing obligations on any Party in the interpretation clause shall be given effect to as if it were a substantive provision in the body of this Agreement.

1.4

Words and expressions defined in any clause shall, unless the application of any such word or expression is specifically limited to that clause, bear the meaning assigned to such word or expression throughout this Agreement

1.5	The terms “holding company” and “subsidiary” shall bear the meanings assigned to them in the Companies Act.

1.6	No provision herein shall be construed against or interpreted to the disadvantage of any Party by reason of such Party having or being deemed to have structured, drafted or introduced such provision.

1.7	Whenever a term is followed by the word “including” which is then followed by specific examples, such examples shall not be construed so as to limit the meaning of that term.

1.8

Unless specifically otherwise provided, any number of days prescribed shall be determined by excluding the first and including the last day or, where the last day falls on a Saturday, Sunday or public holiday, the next succeeding Business Day.

1.9	A reference to any statutory enactment shall be construed as a reference to that enactment as at the Signature Date and as amended or re-enacted from time to time.

1.10	Unless specifically otherwise provided, all amounts in this Agreement are exclusive of value-added tax.

1.11

This Agreement incorporates the annexes which annexes shall have the same force and effect as if set out in the body of this Agreement. In this Agreement the word “Agreement” refers to this Agreement and the words “clause” or “clauses” and “annexe” or “annexes” refer to clauses of and annexes to this Agreement.

2	RECITALS

2.1	Net1 and Prism have reached agreement with regard to the manner in which the Scheme will be proposed by Net1.

2.2	Net1 and Prism have further agreed on certain matters relating to the Prism Share Scheme.

2.3	Net1 and Prism wish to record in writing the agreement which has been reached between them.

3	NET1’S OBLIGATION TO PROPOSE THE SCHEME

Net1 undertakes to Prism that subject to the conditions precedent contained in clause 5 below. it will -

3.1

propose a scheme of arrangement in terms of Section 311 of the Companies Act between Prism and all of the holders of its ordinary shares, to enable Net1 to acquire the entire issued ordinary share capital of Prism on the terms and conditions set out in this agreement, and satisfy the requirements of the SRP, the JSE and any other regulatory authority or similar body whose requirements must be complied with;

3.2	enter into the Scheme and sign the Scheme documentation and comply with and perform all of its obligations under the Scheme.

4	PRISM’S OBLIGATION TO PROSECUTE THE SCHEME

4.1

Prism undertakes to Net1, subject to the conditions precedent set out in clause 5 below, that it will enter into and sign the Scheme and take all steps and do everything which is within its reasonable control and which is required for the proper prosecution and implementation of the Scheme, provided that Prism shall not in any manner attract any liability should Scheme members and/or the High Court fail to approve or sanction the Scheme and/or should the Scheme not be implemented for reasons beyond the control of Prism, except for -

4.1.1	the break fee referred to in clause 6; and

4.1.2	any liability arising from a failure of Prism to comply with its obligations pursuant to this Agreement.

4.2

In addition, Prism undertakes to procure the appointment of an independent committee of its board of directors and to bear the costs of the independent committee and of the advisors to such independent committee.

4.3

Nothing contained within this Agreement shall prevent or restrict (or be construed as preventing or restricting) Prism or any of its directors, in compliance with their obligations in law, from responding to any offer or proposal pertaining to Prism which may be received from any other potential offeror or suitor.

5	CONDITIONS PRECEDENT AND RESOLUTIVE CONDITION

5.1	The obligations of Net1 under clause 3 above and of Prism under clause 4 above shall be subject to the fulfilment or waiver (where possible) of the following conditions precedent -

5.1.1

satisfactory completion of a preliminary due diligence investigation (which will not include any competitor sensitive information of Prism) by Net1 by 17 March 2006 on the basis that no material adverse information is disclosed to or discovered by Net1 during such preliminary due diligence investigation which was not known or available to it prior thereof;

5.1.2	the approval of the proposed Transaction by the Competition Authorities;

5.1.3

the completion of a final due diligence investigation by Net1 within 5 (five) Business Days after the approval of the Transaction by the Competition Authorities has been obtained, such final due diligence to relate to the competitor sensitive information of Prism on the basis that Net1 will be entitled not to proceed with the Transaction if any material adverse information is disclosed to or discovered by Net1 pursuant thereto which was not known or available to Net1 prior thereto;

5.1.4

Net1 not becoming aware prior to the approval of the Scheme at the scheme meeting of any adverse effect, fact or circumstance impacting on the Prism business which is material with regard to the present business, or to the continued existence, assets, revenues or financial position of Prism;

5.1.5	the Scheme being approved by a majority representing not less than 75% of the votes exercisable by the Scheme Members present and voting either in person or by proxy, at the Scheme meeting;

5.1.6	the Scheme being sanctioned by the High Court of South Africa (Witwatersrand Local Division);

5.1.7	a certified copy of the Order of the Court sanctioning the Scheme being registered by the Registrar of Companies in terms of the Companies Act; and

5.1.8	the unconditional approval of the JSE, the SRP and any other regulatory authorities to the extent required.

5.2	Each of the Parties shall use its reasonable commercial endeavours and the Parties will in this regard co-operate in good faith with each other to procure the fulfilment of the conditions precedent as soon as reasonably possible after the Signature Date.

5.3	For the purposes of clauses 5.1.1, 5.1.3 and 5.1.4 “material” means -

5.3.1

in the preliminary due diligence, an adverse difference with regard to financial matters in excess of R15,000.000 (fifteen million rand) in terms of change in turnover or R1,000,000 (one million rand) in terms of change in earnings attributable to ordinary shareholders with reference to previously published financial information (whether as a result of one single event or a number of events cumulatively or a process of events) or the discovery of any fraud, dishonesty or material misrepresentation; and

5.3.2

in the final due diligence stage, the bona fide belief by Net 1 that the synergistic values / benefits which Net 1 attributes to the Prism acquisition do not exist or do not exist to the extent presently believed by Net 1 on the basis that the synergistic benefits will be deemed to exist as long as Prism can demonstrate to the satisfaction of Net1 acting reasonably and on a bona fide basis, that its existing business without such values / benefits can still grow at not less than 25% per annum on a stand-alone earnings per share basis.

5.4

This agreement is subject to the resolutive condition that no competing offer or bid is received by the board of Prism or made by a third party prior to the implementation of the Scheme which results in Prism shareholders who at the Signature Date have furnished written undertakings to support the Transaction being entitled to withdraw (and in fact withdrawing) the undertakings so that, as a result, Prism shareholders holding less than 40% of the issued share capital of Prism remain bound to support the Transaction. This resolutive condition is for the benefit of Net1 and may be waived by Net1 at any time.

6	BREAK FEE

6.1

If the Transaction fails due to a competing offer or bid being made and accepted by Prism shareholders which results in a change of control (being in excess of 45%) of Prism within six months of the date of which the Scheme or Transaction fails or is withdrawn, Prism will pay Net1 a break fee of R6 865 000 (six million eight hundred sixty-five thousand rand).

6.2

Subject to clause 6.1, the break fee will be payable notwithstanding the failing of any condition precedent to the Scheme (other than those set out in 5.1.1, 5.1.2 or 5.1.3) or to the Transaction or the fulfilment of any resolutive condition to which the Scheme or the Transaction is subject.

6.3	The break fee shall be payable within 5 (five) business days after the date on which the event referred to in clause 6.1 takes place.

7	SHARE OPTIONS

7.1

The Parties undertake to use their best endeavours to procure that the provisions of clause 18.1.1 of the Prism Share Scheme are duly complied with in order to enable all outstanding scheme shares and options issued pursuant to the Prism Share Scheme to be acquired by Net1.

7.2

Net1 undertakes, subject to compliance with the provisions of clause 18.1.1 of the Prism Share Scheme, to acquire the relevant scheme shares or options from the participants in the Prism Share Scheme in accordance with the provisions of that clause. In this regard Net1 shall, co-terminus with the implementation of the Scheme, make an offer to participants in the Prism Share Scheme to acquire such participants’

options or deferred delivery rights for R1.16 each. Prism and Net1 shall consult in good faith to agree on the precise mechanism for the acquisition of such options and / or deferred delivery rights under the terms of the Prism Share scheme in the most convenient, efficient and fiscally efficient manner.

7.3

7.3.1

Subject to the implementation of the Scheme, the members of Prism’s management named in annexe “B” hereto (the “Executives”) shall be entitled to sell all of their Prism shares and all rights and options to acquire shares in Prism in terms of the Prism Share Scheme to Net1 upon implementation of the Scheme.

The Executives shall be required to apply certain of the monies realised by them pursuant to the aforesaid sale (the “Reinvestment Plan’) as set out in annexe B. The Reinvestment Plan will result in the Executives achieving the same benefit as if they had acquired shares in UEPS on Signature Date at the Fair Market Value, subject to the restrictions in clause 7.3.2.1 to clause 7.3.2.5.

7.3.2	The shares associated with the Reinvestment Plan as acquired by the executives in UEPS (“UEPS Shares”) will be subject to the following restrictions on the sale thereof by the executive concerned:

7.3.2.1	25% of the UEPS Shares owned by the Executive concerned 6 (six) months after the date upon which the Scheme is implemented; and

7.3.2.2	25% of the UEPS Shares owned by the Executive concerned 18 (eighteen) months after the date upon which the Scheme is implemented; and

7.3.2.3	25% of the UEPS Shares owned by the Executive concerned 30 (thirty) months after the date upon which the Scheme is implemented; and

7.3.2.4	25% of the UEPS Shares owned by the Executive concerned 42 (forty two) months after the date upon which the Scheme is implemented; and

7.3.2.5

in any event, immediately upon the death and/or incapacity of an Executive and/or upon a change of control in UEPS occurring, all the remaining rights in the Reinvestment Plan shall be delivered to the Executive or his estate and clauses 7.3.2.1 to 7.3.2.4 shall cease to be of any force or effect.

7.3.3

With effect from the Signature Date, but subject to the Implementation of the Scheme, Net1 shall, in addition, grant to the Executives and other staff the right to acquire 1,050,000 (one million fifty thousand) UEPS shares at the Fair Market Value, which options shall vest, pro rata, over a period of 5 (five) years. The number of options being granted to each of the respective Executives and other staff is set out in annexe “C”.

7.4

Should the Transaction be successfully implemented, Net1 agrees that the Prism staff bonus scheme for Prism’s 2006 financial year shall be unaffected. Accordingly, upon determination of Prism’s 2006 financial results, any bonus (including any deferred bonus) which becomes payable in terms of the Prism staff bonus scheme shall be immediately paid in terms of the rules of the bonus scheme.

7.5	This clause 7 may be amended at any time by written agreement between Net1 and the Executives.

8	CO-OPERATION AND TRANSACTION COMPLETION

8.1	The Parties undertake at all times to co-operate with each other in good faith in order to carry out this Agreement and to implement all steps contemplated herein.

8.2

The Parties undertake in any event to use all reasonable endeavours to ensure that the Scheme Operative Date occurs by not later than 150 (one hundred and fifty) days after the date of the Firm Intention Announcement.

9	DURATION AND TERMINATION

9.1	Subject to the other provisions of this Agreement, it shall continue in full force and effect, subject always to the requirements of the Code, until the earlier of -

9.1.1	the Scheme Operative Date;

9.1.2	the day when the Parties agree in writing to terminate this Agreement.

9.1.3	the failure of any of the conditions precedent referred to in clause 5 or the fulfilment of the resolutive condition referred to in clause 5.4;

9.1.4	the failure of the Scheme for any reason whatsoever;

9.2

The termination of this Agreement in terms of clause 9.1.1 shall not affect any rights and obligations which might have accrued to and vested in any Party before the termination including the right of Net1 to receive payment of the break fee referred to in clause 6.

10	ANNOUNCEMENTS

10.1

Subject to clauses 10.2 and 10.3 below, none of the Parties shall make any announcement or statement about this Agreement or its contents without first having obtained the other Parties’ prior written consent to the announcement or statement and to its contents, provided that such consent may not be unreasonably withheld or delayed. It is the intention of the Parties that they shall consult with each other about the substance of all public announcements with the objective of achieving consistency wherever possible.

10.2

The provisions of clause 10.1 above shall not apply to any announcement or statement which any of the Parties is obliged to make by virtue of any statutory or regulatory requirement or of its shares or the shares of its holding company or any of its subsidiaries being fisted on the JSE or the Nasdaq or any other recognised exchange, in complying with the requirements of such an exchange, provided that the Party in question shall consult with the other Parties before making any announcement or statement contemplated in this clause 10.2.

10.3

The Parties undertake that in the event that the Scheme is withdrawn or fails for any reason or in the event that any of the conditions precedent fail, they will prepare and issue a joint press announcement to be agreed between them. The provisions of this clause 10.3 will not apply in the event that the Scheme is withdrawn or fails due to a competing offer being made.

11	CONFIDENTIALITY

11.1	It is recorded that on 11 January 2006 the Parties entered into a Confidentiality and Non Disclosure Agreement.

11.2	In addition, on 20 February 2006 the Parties signed a non-solicitation agreement.

11.3	The Parties record that the documentation referred to in clauses 11.1 and 11.2 will remain binding and in full force and effect between them in accordance with the terms contained therein.

12	REMEDIES

Without prejudice to any other rights or remedies which any Party may have, each Party acknowledges and agrees that damages would not be an adequate remedy for any breach by it of this Agreement and any other Party shall be entitled to the remedies of interdict, specific performance and other equitable relief for any threatened or actual breach of any such provision by it or any other relevant person and no proof of special damages shall be necessary for the enforcement by any Party of the rights under this Agreement.

13	NOTICES

13.1	The Parties select as their respective domicilia citandi et executandi the following physical addresses:

Name	Physical Address	Telefax

Net1	President Place, 4th Floor, Corner Jan Smuts	011 343 2280
and Bolton, Rosebank

Marked for the attention of Serge Belamant

Name	Physical Address	Telefax

Prism	Building 1, Prism Business Park, Ruby
	Close, Fourways and	011 467 3424
Java Capital (Pty) Ltd 2 Arnold Road,
	Rosebank	011 283 0065

Marked for the attention of, in the case of Prism, Jan Hnizdo and in the case of Java Capital, Kevin Joselowitz or such other address or telefax number as may be substituted by notice given as herein required. Each of the Parties shall be entitled from time to time by written notice to the other, to vary its domicilium to any other address within the Republic of South Africa.

13.2	Any notice addressed to a Party at its physical address shall be delivered by hand, or sent by telefax.

13.3	Any notice shall be deemed to have been given:

13.3.1	if hand delivered during business hours on a business day, on the day of delivery;

13.3.2	if sent by telefax, on the date of sending of such telefax.

14	DISPUTES

14.1

Save where otherwise provided in this Agreement, in the event of any dispute or difference arising between the Parties relating to or arising out of this Agreement, including the validity, implementation, execution, interpretation, rectification, termination or cancellation of this Agreement, the Parties shall forthwith meet to attempt to settle such dispute or difference, and failing such settlement within a period of 14 (fourteen) days, the said dispute or difference shall on written demand by any party to the dispute be submitted to arbitration in Johannesburg in accordance with the rules of the Arbitration Foundation of Southern Africa (“the Foundation”) by an arbitrator or arbitrators appointed by the Foundation.

14.2	The Parties irrevocably agree that the submission to arbitration in terms of this clause is subject to the Parties’ rights of appeal set out hereunder.

14.3

The decision of the arbitrator shall be final and binding on the Parties, after the expiry of the period of 7 (seven) days from the date of the arbitrator’s ruling if no appeal has been lodged by any Party.

14.4	Any Party may appeal the decision of the arbitrator within a period of 7 (seven) days after the arbitrator’s ruling has been handed down by giving written notice to that effect to the other Party.

14.5

The appeal shall be dealt with in accordance with the rules of the Foundation by a panel of 3 (three) arbitrators appointed by the Foundation. The decision of the panel of arbitrators shall be final and binding on the Parties.

14.6	A decision which becomes final and binding in terms of this clause 14 may be made an order of court at the instance of either Party.

14.7	Nothing herein contained shall be deemed to prevent or prohibit either Party from applying to the appropriate Court for urgent relief.

14.8	The provisions of this clause will continue to be binding on the Parties notwithstanding any termination or cancellation of this Agreement.

14.9

Any arbitration in terms of this clause shall be conducted “in camera” and the Parties shall treat as confidential and not disclose to any third party details of the dispute submitted to arbitration, the conduct of the arbitration proceedings or the outcome of the arbitration.

15	COSTS

Each of Prism and Net1 will be liable for their own legal, corporate finance and other advisory costs arising out of, pursuant to, or in connection with the Transaction.

16	GENERAL

16.1

This Agreement constitutes the whole of the agreement between the Parties relating to the matters dealt with in this Agreement and save to the extent otherwise provided herein no undertaking, representation, term or condition relating to the subject matter of this Agreement not incorporated in this Agreement shall be binding on any of the Parties.

16.2	No variation, addition, deletion, or agreed cancellation will be of any force or effect unless in writing and signed by or on behalf of the Parties.

16.3

No waiver of any of the terms and conditions of this Agreement will be binding or effectual for any purpose unless in writing and signed by or on behalf of the Party giving the same. Any such waiver will be effective only in the specific instance and for the purpose given. No failure or delay on the part of either Party in exercising any right, power or privilege hereunder will constitute or be deemed to be a waiver thereof, nor will any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

16.4

Save as otherwise herein provided, neither this Agreement nor any part, share or interest therein nor any rights or obligations hereunder may be ceded, assigned, or otherwise transferred without the prior written consent of both Parties.

16.5	Any consent or approval required to be given by any Party in terms of this Agreement will, unless specifically otherwise stated, not be unreasonably withheld.

16.6

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same agreement as at the date of signature of the Party last signing one of the counterparts. The Parties undertake to take whatever steps may be necessary to ensure that both counterparts are duly signed by each of them without delay.

SIGNED at _____________________________on _____________________________2006

For and on behalf of
NET1 APPLIED TECHNOLOGIES
SOUTH AFRICA LIMITED

Signature

Name of Signatory

Designation of Signatory

SIGNED at _____________________________on_____________________________ 2006

For and on behalf of
PRISM HOLDINGS LIMITED

Signature

Name of Signatory

Designation of Signatory

FIRST ADDENDUM TO THE AGREEMENT

entered into between

NET1 APPLIED TECHNOLOGIES SOUTH AFRICA LIMITED

and

PRISM HOLDINGS LIMITED

WHEREBY THE PARTIES AGREE AS FOLLOWS

1	INTERPRETATION

In this Addendum -

1.1	unless the context indicates a contrary intention, words and phrases defined in the Merger Agreement will bear the same meanings in this Addendum;

1.2	the following words and phrases will bear the meanings assigned to them below -

1.2.1	“Addendum” means this First Addendum to the Merger Agreement; and

1.2.2	“Merger Agreement” means the written agreement entered into between the Parties on 3 March 2006.

2	RECITALS

2.1	The Parties entered into the Merger Agreement in order, inter alia, to regulate the terms and conditions upon which the Scheme would be proposed by Net1.

2.2	The Parties wish to make certain amendments to the due diligence investigation provisions set out in the Merger Agreement.

2.3

In terms of clause 16.2 of the Merger Agreement, no variation to the Merger Agreement will be of any force or effect unless in writing. The Parties accordingly wish to formalise their agreement regarding the amendment of the Merger Agreement by recording such agreement in writing, on the terms and conditions contained in this Addendum.

3	AMENDMENT OF CLAUSE 5.1.1

Clause 5.1.1 of the Merger Agreement is hereby amended by the insertion of the following words at the end of that clause (following the word “thereof” appearing in line 3 at the top of page 8) -

“..., it being agreed that Net1 shall notify Prism, in writing in accordance With the provisions of clause 13, of the disclosure to or discovery by Net1 of any such material adverse information in respect of the preliminary due diligence investigation at any time prior to 16h30 (sixteen hours and thirty minutes) on Wednesday, 29 March 2006;”

4	AMENDMENT OF CLAUSE 5.1.3

Clause 5.1.3 of the Merger Agreement is hereby deleted and the following clause is substituted in place thereof -

“the completion of a final due diligence investigation by Net1, such final due diligence to relate to competitor sensitive information of Prism, on the basis that Net1 will be entitled not to proceed with the Transaction if any material adverse information is disclosed to or discovered by Net1 pursuant thereto which was not known or available to Net1 prior thereto it being agreed that Net1 shall notify Prism, in writing in accordance with the provisions of clause 13, of the disclosure to or discovery by Net1 of any such material adverse information in respect of the final due diligence investigation at any time prior to 16h30 (sixteen hours and thirty minutes) on Wednesday, 29 March 2006. The said final due diligence investigation shall: (i) be completed by not later than 16h30 (sixteen hours and thirty minutes) on Wednesday, 29 March 2006; (ii) not exceed 5 (five) Business Days in duration; and (iii) commence on any Business Day, before 29 March 2006, selected by Net1;”

5	SAVINGS

Save to the extent specifically or by necessary implication modified in or inconsistent with this Addendum, or unless otherwise agreed in writing, all the terms and conditions of the Merger Agreement shall mutatis mutandis continue to apply.

6	CONFLICTING PROVISIONS

Should any provision of the Merger Agreement conflict with or differ from the provisions of this Addendum, then the provisions of this Addendum will prevail.

7	COUNTERPARTS

This Addendum may be executed in one or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same Addendum as at the date of signature of the Party last signing one of the counterparts.

8	COSTS OF THIS ADDENDUM

Each Party will bear and pay its own legal costs incurred in connection with the preparation and signature of this Addendum.

SIGNED at _____________________________on _____________________________2006

For and on behalf of -
NET1 APPLIED TECHNOLOGIES
SOUTH AFRICA LIMITED

Signature

Name of Signatory

Designation of Signatory

SIGNED at _____________________________on _____________________________2006

For and on behalf of -
PRISM HOLDINGS LIMITED

Signature

Name of Signatory

Designation of Signatory